

September 19, 2014

Via E-mail
Ronald Prague
General Counsel
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 8th Floor
Bridgewater, New Jersey 08807

> **Re: Synchronoss Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 000-52049**

Dear Mr. Prague:

We have reviewed your letter dated August 22, 2014 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 11, 2014.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Concentration of Credit Risk, page 64

1.   We note your response to prior comment 2. Your disclosure on page 65 indicates that 77% of your revenues are attributable to your top 5 customers, with only two of those customers exceeding 10%. Therefore, the range of concentration could far exceed 10% for either of these two customers. ASC 270-10-50-16 through 20 requires disclosure that is adequate to inform users of the general nature of the risk, and does not contain bright

line thresholds for disclosure. Given the possible wide range of concentration due to your two largest customers, we do not believe disclosure characterizing your customer concentration as "greater than 10%" sufficiently reflects the nature of your customer concentration risk. Please tell us the percentage or amount of revenue related to these two customers and, if these are significantly above 10%, revise your future filings to also provide this disclosure. Alternatively, please provide us with any additional information considered when concluding that this disclosure was not applicable.

10. Income Taxes, page 87

2.   Your response to prior comment 4 indicates that you do not believe any additional disclosures are required because you do not anticipate any NOLs to expire unutilized. However, ASC 740-10-50-3(a) requires disclosure regardless of whether you anticipate any of your NOLs to expire unused. Given that you use a three year forecast period, the fact that your rate reconciliation on page 87 does not reflect any utilization of NOLs during the past two years and your disclosure on page 88 that these NOLs begin to expire in 2014, we continue to believe that additional disclosure of the amounts and timing of the expiration of your NOLs is useful. Please revise your future filings to provide this disclosure, or provide us any additional information you considered in your conclusion that this disclosure is not required.

You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief